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INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

                               1818 H Street N.W. (202) 522-1588; (202) 477-1234
                               Washington, D.C. 20433   Cable Address: INTBAFRAD
                               U.S.A.

                                                  FILE NO. 1-3431
                                                  REGULATION BW
                                                  RULE 3



                                                  September 21, 2001


VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         Attached please find a Report dated September 21, 2001 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's U.S. Dollar 3,000,000,000 4.375% Global Notes due September 28, 2006, issued under the Bank's Global Debt Issuance Facility.


                                                     Sincerely yours,



                                                     J. Clifford Frazier
                                                     Acting Chief Counsel,
                                                     Finance



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